ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 15, 2007

07021180

Securities and Exchange Commissi(
Division of Corporation Finance
Office of International Corporate Fi...
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 February 2007 (ASX – Announcement & Media Releases – Gulf Coast Drilling Update; Canadian Drilling Update; West Africa Seismic commences)

Dw 2/21

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 Feb 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST DRILLING UPDATE

USA Gulf Coast
Kicker Prospect, Vermillion Parish, South Louisiana

FAR has acquired a 5 percent working interest in the Kicker Prospect located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and is located on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure that will be evaluated by a dry land straight hole test to a planned total depth of 13,200 feet. Permitting of a drill site is complete, the location has been built and operations are waiting on weather before a rig can be moved in. The well will be drilled using Great Wall Drilling Rig 172 and, depending on weather, is expected to spud during the course of next week. Planned drilling duration is approximately 42 days.

The test well is prognosed to be approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. There are two objective sands, the Alliance 2 and 3 Sands which are estimated by the operator to have potential in the order of 22.8 BCF gas and 2.2 million barrels of condensate if both sands are successful. The objective sands are productive in several adjacent fault blocks.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Commenting on the Kicker Prospect, executive Chairman Michael Evans said:

"This onshore South Louisiana project represents an attractive opportunity with multiple drilling objectives in a prolific trend, adjacent to production and has potential for early sales. FAR's ability to provide a rapid response enabled FAR to capture the remaining available interest in this Prospect. This is one of a number of initiatives now in progress with the objective of further improving FAR's reserve and production profile."

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 Feb 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

CANADIAN DRILLING UPDATE

Alberta Canada
Clear Prairie 3-8-90-12

The Clear Prairie 3-8-90-12 well is scheduled to commence during the next few days and is being drilled pursuant to an agreement with Suncor Energy Inc., of Calgary, Alberta ("**Suncor**") and others, to confirm and develop gas on Suncor acreage. This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to British Columbia.

Test Well

Under the terms of it's agreement FAR will participate for a 15 percent working interest in this obligatory test well, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under this test forms part of a broader Area of Mutual Interest (AMI).

There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas. The program is dependent on cold weather and requires the formation of a good frost base for location building and rig movement. As such this test is likely to be the only well drilled the current winter.


Clear Hills
Kakwa
ALBERTA
CANADA
LEGEND
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
Scale / Échelle
Edmonton
Calgary
USA

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Clear Prairie 3-8-90-12 well has a planned total depth of 1,245 metres and will evaluate the Primary Cretaceous Notikewin and Secondary Triassic Charlie Lake interval which are both prospective for gas. A drilling duration of approximately 7 days is anticipated.

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is within 5 miles.

The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Operator
The operator is Calgary based Choice Resources Corp (**"Choice"**) (TSX Venture Exchange: CZE). Further information concerning Choice is available at www.choiceresources.ca

About Suncor Energy Inc.
Suncor Energy Inc. is a growing, integrated publicly traded energy company, strategically focused on developing one of the world's largest petroleum resources, the Canadian Athabasca oil sands. In addition, Suncor explores for, develops and produces natural gas in Western Canada and refines and markets a range of petroleum and petrochemical products under both the Sunoco and Phillips 66 brand. Further information is available at www.Suncor.com

Participants
Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

Commenting on the announcement, FAR's executive Chairman Michael Evans said

"This project is considered to be technically, low risk and has the potential to generate steady cash flows for FAR in the very near term. The possibility exists that we will drill 10 to 20 or even more wells, depending on spacing, in the next few years. FAR is pleased to participate in this project (which represents a ground floor play rather than a single prospect) and anticipates further ventures with Suncor, one of Canada's leading energy providers. We look forward to building a successful and ongoing relationship".

This is one of a number of initiatives now in progress with the objective of further improving FAR's reserve and production profile."

For information on FAR's drilling activities visit our website at www.far.com.au

15 February 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

WEST AFRICA SEISMIC COMMENCES

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS
(OPERATOR – HUNT OIL COMPANY)

The MV Symphony seismic vessel has commenced acquiring seismic for FAR Offshore Senegal. The survey will be the largest 3D survey conducted Offshore Senegal as part of a world class exploration program being conducted by FAR and Operator, Hunt Oil Company.



Both Hunt and FAR are sharing the MV Symphony seismic vessel with the Italian group Edison and have applied savings that will result from sharing the mobilisation costs toward extending the 3D coverage by 50 km^2. The increased survey area comprising a total of 2,050 km^2 will now include prospect C1, in the southwest corner of the Sangomar Offshore block. Integrating C-1 into the overall 3D grid offers significant advantages compared to reprocessing old Shell seismic data over this prospect.

FAR's survey follows Edison's recently completed 1500 km^2 3D in the Rufisque Deep Offshore block adjacent and to the north. The aggregate of this combined activity is likely to substantially upgrade activity in this relatively under-explored but highly prospective northwest African margin.

Prospect C1 Top Cenomanian Depth C.I. = 25 meters


2200
2000
1900
Cenomanian
Truncation
6 KM

The acquisition of 2,050 square km of 3D seismic data is being conducted by the French seismic company CGG.

FAR holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence.

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor.

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%.

- FAR is partnering Senegal Hunt Oil Company **(SHOC)** in evaluating this opportunity, by contributing toward a 2050 sq km 3D seismic acquisition program. The acquisition is utilising the vessel "Symphony", one of the largest seismic vessels in the world.



- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects.

- The northwest African margin is relatively under-explored but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania.


Mauritania
Senegal
Rufisque Dome
Gambia

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

West Africa along with the Deepwater Gulf of Mexico continues to be viewed by industry as one of the few regions outside the Middle East capable of hosting big enough deposits to attract the major oil companies. (Refer Herold Oil & Gas Perspectives Jan 5, 2007)

A recent auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world.

Gaz de France has recently agreed to study the feasibility of an LNG project based on deepwater gas discoveries in nearby Mauritania.

Tullow Oil PLC has successfully bid AUD$1.5 billion for Hardman resulting in a tightening of the pool of listed entities controlling acreage along the Mauritania-Senegal-Guinea Bissau Basin in West Africa.

Kuwait Foreign Exploration Co recently purchased BG Group PLC's interests in Mauritania for $128 million.

These activities confirm the growing importance of West Africa in world energy and provide a barometer against which to assess the importance of FAR's West African holdings. Whilst FAR has received several expressions of interest from a host of industry participants in relation to its West African concessions the forward plan is to retain the present equity level in order to provide the best possible leverage for shareholders.

For information on FAR's drilling activities visit our website at www.far.com.au

END